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SECURIT... COMMISSION

FEB ... 

DIVISION OF ... REGULATION

09059201

SECURITIES ... SION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67232 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMC Capital Markets Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5944 Luther Lane, Suite 755
(No. and Street)

| Dallas | Texas | 75225 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 13 2009
THOMSON REUTERS

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AB 3/12

# OATH OR AFFIRMATION

I, Albert V. Haworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMC Capital Markets Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE LYNETTE BENEFIELD
Notary Public
State of Texas
My Comm. Expires 05-28-2010

Signature

President & CEO

Title

Janie Lynette Benefield

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# RMC Capital Markets Group, Inc.

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2008

## RMC Capital Markets Group, Inc.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder
RMC Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of RMC Capital Markets Group, Inc. as of December 31, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMC Capital Markets Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 16, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

# RMC Capital Markets Group, Inc.
## Statement of Financial Condition
## December 31, 2008

### ASSETS

| | |
|---|---|
| Cash | $ 62,517 |
| Concession receivable | 16,815 |
| | $ 79,332 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 6,995 |
| Commissions payable | 18,480 |
| | 25,475 |
| Stockholder's equity | |
| Preferred stock, no par value, 1,000 shares authorized, no shares issued and outstanding | |
| Common stock, $1 par value, 15,000 share authorized, 15,000 shares issued and outstanding | 15,000 |
| Additional paid-in capital | 297,474 |
| Retained earnings (deficit) | (258,617) |
| Total stockholder's equity | 53,857 |
| | $ 79,332 |

The accompanying notes are an integral part of these financial statements.

# RMC Capital Markets Group, Inc.
## Statement of Income
## For the Year Ended December 31, 2008

| | |
|---|---|
| Revenues | |
| Commissions income | $ 1,046,240 |
| Other income | 81,978 |
| | 1,128,218 |
| Expenses | |
| Commissions and clearance paid to other brokers | 782,799 |
| Interest expense | 92 |
| Communications | 38,912 |
| Occupancy and equipment costs | 22,129 |
| Promotional costs | 24,500 |
| Regulatory fees and expenses | 4,015 |
| Other expenses | 286,420 |
| | 1,158,867 |
| Loss before income taxes | (30,649) |
| Deferred income tax expense | (57,890) |
| Net Loss | $ (88,539) |

The accompanying notes are an integral part of these financial statements.

# RMC Capital Markets Group, Inc.
## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2008

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balances at December 31, 2007 | $ 15,000 | $ 252,975 | $ (170,078) | $ 97,897 |
| Capital contribution | | 60,000 | | 60,000 |
| Return of capital | | (15,501) | | (15,501) |
| Net loss | | | (88,539) | (88,539) |
| Balances at December 31, 2008 | $ 15,000 | $ 297,474 | $ (258,617) | $ 53,857 |

The accompanying notes are an integral part of these financial statements.

RMC Capital Markets Group, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

| | |
|---|---|
| Balance, at December 31, 2007 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance, at December 31, 2008 | $ -0- |

The accompanying notes are an integral part of these financial statements.

RMC Capital Markets Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (88,539) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in deferred federal income tax asset | 57,890 |
| Increase in concession receivable | (16,815) |
| Increase in accounts payable and accrued expenses | 6,995 |
| Increase in commissions payable | 18,480 |
| Net cash provided (used) by operating activities | (21,989) |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -0- |
| **Cash flows from financing activities** | |
| Capital contribution | 60,000 |
| Return of capital | (15,501) |
| Net cash provided (used) by financing activities | 44,499 |
| Net increase in cash | 22,510 |
| Cash at beginning of year | 40,007 |
| Cash at end of year | $ 62,517 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 92 |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

RMC Capital Markets Group, Inc., (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a Washington corporation. Substantially all of the Company's business is conducted with customers located throughout the United States.

Substantially all of the Company's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by an affiliated healthcare related real estate program.

Concession income is recorded as revenue after acceptance of orders by the affiliate.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $53,857 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The tax benefit from the current year's net operating loss carryforward of $28,118 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance. The following reflects the change in deferred tax asset:

| | Deferred Tax Asset December 31, 2007 | Current Period Changes | Deferred Tax Asset December 31, 2008 |
|---|---|---|---|
| Deferred tax benefit | $ 57,890 | $ 4,210 | $ 62,000 |
| Valuation allowance | -0- | (62,000) | (62,000) |
| Amount per balance sheet | $ 57,890 | $ (57,890) | $ -0- |

This operating loss carryfowards will expire as follows:

| Year Ended December 31, | |
|---|---|
| 2027 | $ 192,958 |
| 2028 | 28,118 |
| | $ 221,076 |

At December 31, 2007, the Company had substantial net operating loss carryforwards. Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, the utilization of these losses may be limited. Based on this and the fact that the Company has generated operating losses through December 31, 2008, the prior period deferred tax asset has been fully offset by a valuation allowance.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the

Note 4 - Federal Income Taxes, continued

implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain contingencies found in SFAS No. 5 *Accounting for Contingencies*.

Note 5 - Related Party Transactions

The Company and its affiliate are members of a group of affiliated entities under common control and the existence of that control creates operating results and financial position different than if the companies were autonomous.

The Company leases office space from a related party. Rent paid under the short term lease agreement was $13,685 for the year ended December 31, 2008. The Company has a separate services agreement with a related party for office facilities and administrative help. The Company agreed to and paid the related party $85,000 for such services for the year ended December 31, 2008.

The Company recognized $1,046,240 of concession income and dealer manager fees in 2008 from the sale of notes associated with the purchase of healthcare related real estate by the affiliated entity.

Note 6 - Concentrations

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2008

**Schedule I**

RMC Capital Markets Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 53,857 |
| Add: | |
| Liabilities subordinated to claims of general creditors | -0- |
| Total capital and allowable subordinated liabilities | 53,857 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Other assets | -0- |
| Net capital before haircuts on securities positions | 53,857 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | -0- |
| Net capital | $ 53,857 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in the statement of financial condition | |
| Accounts payable and accrued expenses | $ 6,995 |
| Commissions payable | 18,480 |
| Total aggregate indebtedness | $ 25,475 |

**Schedule I (continued)**

RMC Capital Markets Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 1,699 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 48,857 |
| Excess net capital at 1000% | $ 51,310 |
| Ratio: Aggregate indebtedness to net capital | .47 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital.

**Schedule II**

RMC Capital Markets Group, Inc.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2008

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
RMC Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of RMC Capital Markets Group, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2009

END